UP 9-19-02

Rec'd 8/28/02

[redacted]

02053264

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8- 52331

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: Provident Securities Inc.

~~FN: Provident Securities Inc~~ NN: dba Provident International Securities Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

RECD S.E.C.
AUG 28 2002
633

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin + Co

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P SEP 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

UP 9/19/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Provident Securities, Inc.
d/b/a Provident International Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Provident Securities, Inc. d/b/a Provident International Securities, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Provident Securities, Inc. d/b/a Provident International Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin & Co.

Miami, Florida
February 22, 2002

PROVIDENT SECURITIES, INC.
D/B/A PROVIDENT INTERNATIONAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
CASH	$	19,722
CLEARING DEPOSIT (NOTE 4)		250,000
DUE FROM BROKER (NOTE 4)		15,776
EMPLOYEE ADVANCES, net of allowance of $352,206		105,204
	$	390,702
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	42,454
Due to Parent (Note 6)		32,325
		74,779
LEASE COMMITMENTS (NOTE 7)		
STOCKHOLDER'S EQUITY		315,923
	$	390,702

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Provident Securities, Inc. d/b/a Provident International Securities, Inc. (the Company), incorporated on December 11, 1998, in the State of Delaware, is a broker-dealer acting in an agency capacity, buying and selling securities for its customers and charging a commission. The Company is a wholly owned subsidiary of Provident Group Limited (the Parent).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions, along with related commission income and clearing costs are reported on a trade date basis.

Income Taxes

Income taxes are accounted for under Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced to estimated amounts to be realized by use of a valuation allowance (Note 5).

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. ECONOMIC DEPENDENCY

The Company's working capital has been obtained from funds provided by its Parent. In the absence of generating positive cash flow from operations, the Company is dependent upon the continued availability of funding from its Parent or, in its absence, alternative sources of funding would be required to fund operations. The Parent has guaranteed funding through December 31, 2002.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2001, the Company's "Net Capital" was $205,719, which exceeded requirements by $200,719. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.36 to 1 at December 31, 2001.

NOTE 4. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is in Jersey City, New Jersey. At December 31, 2001 the clearing deposit and the amount due from broker, as reflected in the accompanying statement of financial condition, are held by and due from this broker.

Deposits with Financial Institutions

The Company may, from time to time, maintain cash balances at financial institutions in excess of federally insured limits.

NOTE 5. INCOME TAXES

The provision for income taxes consisted of the following:

Current	$	-
Deferred		(115,000)
Change in valuation allowance		115,000
	$	-

The effective tax rate differed from the federal statutory rate principally due to the use of a net operating loss carryforward and permanent differences.

NOTE 5. INCOME TAXES (Continued)

The Company has a net operating loss carryforward of approximately $585,000 for income tax purposes, which expires through 2021. As a result of this net operating loss, the Company has recorded a deferred tax asset of approximately $205,000, which is offset by a valuation allowance of the same amount. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are increased.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that tax benefits will be realized. Management's valuation procedures consider projected utilization of deferred tax assets prospectively over the next several years, and continually evaluate new circumstances surrounding the future realization of such assets.

NOTE 6. ADVANCES FROM PARENT

The Company receives from its Parent working capital advances to fund operations. Balances due to this related party amounted to $32,325 at December 31, 2001. This balance does not accrue interest and has no defined repayment terms.

NOTE 7. LEASE COMMITMENTS

The Company leases office equipment under various non-cancelable operating leases. The approximate future minimum lease payments under these leases with initial or remaining terms of one year or more at December 31, 2001 are as follows:

2002	$ 5,200
2003	2,700
2004	1,000
	$ 8,900

Equipment lease expense for the period ended December 1, 2001 amounted to $4,872.

Additionally, the Company paid $133,638 of the Parent's lease commitment on its facilities in New York City and Miami, Florida.

NOTE 8. OTHER MATTERS

The Company submitted a matter for arbitration with NASD, seeking up to $300,000 in damages against two other brokerage firms. As of the date of this report, this matter was in the discovery stage and the outcome is uncertain. No amounts related to this arbitration have been included in these financial statements.